Richmont Mines Inc.	Mountain Lake Resources Inc.

1 Place-Ville-Marie	1450 Starr's Point Road
Suite 2130, Montreal QC	Port Williams, NS
H3B 2C6 CANADA	B0P 1T0 CANADA

Tel.: (514) 397-1410	Tel.: (902) 542-9773
Fax: (514) 397-8620	Fax: (902) 542-4442
www.richmont-mines.com	www.mountain-lake.com

NEWS RELEASE

RICHMONT MINES PROCEEDS WITH EARN-IN
REQUIREMENTS AT VALENTINE LAKE

Plans include exploration of the on-trend extension of Main Gold Zone

MONTREAL, QC and PORT WILLIAMS, NS - June 8, 2006 - Richmont Mines Inc. (TSX-AMEX: RIC) ("Richmont Mines") and Mountain Lake Resources Inc. (TSX-V: MOA) ("Mountain Lake") are pleased to announce the following developments resulting from their meetings held earlier this week regarding the Valentine Lake Gold Project located in Central Newfoundland.

Richmont Mines has confirmed that they will complete the option exploration earn-in requirements for 2006 on the Valentine Lake Project. Richmont Mines is earning a 70% interest in the project and to date has incurred in excess of $1.4 million of the required $2.5 million in exploration work to be completed before October 31, 2007.

Richmont Mines' overall objective is to increase the mineral resource at the Valentine Lake project by evaluating the favorable geological structure that extends from the main gold zone in a northeasterly strike direction. The main zone is situated at approximately kilometer one of the overall structure which has been delineated by soil geochemical surveys and extends for 25 km. As previously reported, Mountain Lake demonstrated the exploration potential of this strike length with a preliminary drill program carried out some 13 km northeast of the main zone, which returned 30.87 g/t gold over 1 meter, 5.55 g/t gold over 5 meters, 3.46 g/t gold over 4 meters and 3.61 g/t gold over 3.3 meters.

To assist with their exploration objective, Richmont Mines plans to hire an independent geological consultant to prepare a detailed plan for the next phase of exploration. The preparation will include a review of all materials and findings with the purpose of identifying new drill targets.

Results from the metallurgical bench tests carried out to determine gold grade recoveries, previously announced February 22, 2006, have been delayed due to a backlog at the LTM Laboratory. A total of 32 composite samples were sent out, results from 18 of the samples have been received to date, and the balance is expected forthwith. The data will be evaluated once all sample results have been received and compiled by the independent geological consultants.

About Richmont Mines Inc.

As a gold producer, Richmont Mines focuses its activities on the exploration and development of advanced exploration properties and on the operation of underground gold mines. Its properties are located in the provinces of Quebec, Ontario, and Newfoundland and Labrador. The Company has two mines in operation, an advanced exploration project and several exploration properties, and it aims to enhance its level of production significantly during the coming years.

Richmont Mines has no long term debt, no hedging contracts and has 24,237,533 shares outstanding.

About Mountain Lake Resources Inc.

Mountain Lake Resources Inc. (TSX-V: MOA) is a diversified junior mining and exploration company whose corporate strategy is to build shareholder value through the exploration and development of economically viable mineral properties. The Company is debt free and has 20,206,771 shares issued and outstanding. Current projects include: a 100% interest in the Bobby's Pond Base Metal Project; the Valentine Lake Gold Project, in which Richmont Mines Inc. is earning a 70% interest; and a 25% stake in Etruscan Diamonds (Pty) Limited of South Africa, a producing diamond miner. For more information visit: www.mountain-lake.com

This news release was prepared by the companies' management teams, which assume full responsibility for its content. The TSX Venture Exchange has not reviewed this news release and accepts no responsibility for its veracity or accuracy.

Martin Rivard	Allen Sheito
President and CEO	President and CEO
Richmont Mines Inc.	Mountain Lake Resources Inc.

National Instrument 43-101

This news release has been reviewed by Mr Jules Riopel, M.Sc., P.Geo., MBA, a qualified person designated by National Instrument 43-101.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Mountain Lake Resources' and Richmont Mines' Annual Information Form, Annual Report and periodic reports.

For more information:

Richmont Mines Inc.	Mountain Lake Resources Inc.
Julie Normandeau	Greg Lytle
Investor Relations	Corporate Communications

Phone: (514) 397-1410	Phone: (866) 285-5817
Fax: (514) 397-8620	E-mail: lytleg@shaw.ca

Trading symbol: RIC	Trading symbol: MOA
Listings: TSX - Amex	Listing: TSX Venture Exchange

Web site: www.richmont-mines.com	Web site: www.mountain-lake.com